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                             February 25, 2021

       Christopher Zosh
       Vice President of Finance
       Cleveland BioLabs, Inc.
       73 High Street
       Buffalo, New York 14203

                                                        Re: Cleveland BioLabs,
Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed February 16,
2021
                                                            File No. 333-253111

       Dear Mr. Zosh:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Material U.S. Federal Income Tax Consequences of the Merger, page 133

   1. Please include a tax opinion or provide us an analysis explaining why one is not required.
                                                        Refer to Item 601(b)(8)
of Regulation S-K and Sections III.A.2 and III.B
                                                        of Staff Legal Bulletin
19.
       Cleveland BioLabs Executive Compensation, page 163

   2. Please revise to provide the executive compensation information for the fiscal year ended
                                                        December 31, 2020.
 Christopher Zosh
Cleveland BioLabs, Inc.
February 25, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Alan Campbell at 202-551-4224 or Joe McCann at 202-551-6262 with any other questions.



                                                           Sincerely,
FirstName LastNameChristopher Zosh
                                                           Division of
Corporation Finance
Comapany NameCleveland BioLabs, Inc.
                                                           Office of Life
Sciences
February 25, 2021 Page 2
cc:       David S. Wolpa, Esq.
FirstName LastName